Standex
ESSENTIAL PRODUCTS FOR YOUR WORLD

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS DOUBLE-DIGIT SALES AND PROFITABILITY GROWTH IN FIRST QUARTER OF FISCAL 2012

- Net sales up 11.2% year-over-year
- Non-GAAP EPS increases 16% year-over-year

SALEM, NH – October 27, 2011 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter of fiscal year 2012.

- Net sales increased 11.2% to $174.7 million from $157.1 million in the first quarter of fiscal 2011.

- Income from operations was $16.5 million, compared with $17.6 million in the first quarter of fiscal 2011. Operating income for the first quarter of 2012 includes pretax, $0.6 million in restructuring expenses. The first quarter of fiscal 2011 included, pretax, $1.0 million in restructuring charges, $0.2 million in acquisition-related expenses, and a $3.1 million gain on a real estate sale. Excluding these items from both periods, the Company reported non-GAAP first-quarter fiscal 2012 operating income of $17.1 million, compared to $15.7 million in the year-earlier quarter.

- Net income from continuing operations was $12.1 million, or $0.95 per diluted share, including, after tax, a $0.4 million restructuring charge and $0.5 million of favorable discrete tax benefits. This compares with first quarter 2011 net income from continuing operations of $11.5 million, or $0.90 per diluted share, including, after tax, a $0.6 million restructuring charge, $0.1 million in acquisition-related expenses and a $2.0 million gain from a real estate transaction. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $12.0 million, or $0.94 per diluted share, compared with $10.3 million, or $0.81 per diluted share, in the same period last year.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $20.4 million, compared to $21.0 million in the first quarter of fiscal 2011. Excluding the previously mentioned items from both periods, EBITDA increased to $21.0 million from $19.1 million in the first quarter of fiscal 2011.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $129.0 million at the end of the first quarter of 2012, compared with $113.0 million a year earlier. Working capital turns were 5.4 for the first quarter of fiscal 2012 and 5.6 for the first quarter of fiscal 2011.

- Net debt (defined as short-term debt plus long-term debt less cash) increased to $49.6 million at September 30, 2011 from $37.2 million at June 30, 2011. The Company's ratio of net debt to total capital was 16.6% at September 30, 2011, compared with 13.2% at June 30, 2011.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments on the Quarter

"Standex started fiscal 2012 with a solid first quarter performance, delivering year-over-year double digit top-line growth and an eighth straight quarter of non-GAAP operating income growth," said President and CEO Roger Fix. "Total sales grew 11.2% from the first quarter last year, reflecting organic growth of 5.4% and a 3.9% growth contribution from recent acquisitions, plus a 1.9% favorable foreign currency exchange. Our organic sales growth continues to outpace the generally lackluster economic conditions in our key geographic markets, demonstrating the success of our efforts to expand geographically and increase our market share, as well as the positive impact of our product pricing initiatives. At the same time, the increased operating leverage we have developed in our business through cost reductions and restructuring initiatives completed during the past three years continues to improve profitability. Driven primarily by strong performance in our Food Service Equipment Group, non-GAAP operating income for the first quarter was up 9% from the same period last year, and non-GAAP net income from continuing operations grew 16% to $12.0 million."

Segment Review

Food Service Equipment Group sales increased 11.7% year-over-year, with operating income increasing 10.9%.

"Growth in Cooking Solutions sales was driven by increased domestic and international quick serve and national chain restaurant business," said Fix. "This was also a quarter of strong growth in our Custom Solutions product lines, which benefited from good demand from buffet and cafeteria chain business and custom design food retail projects. Refrigerated Solutions sales were up slightly as growth in the quick serve restaurant and scientific market segments were offset by lower sales to drug store chains. We continued to see good growth in our Value Line refrigeration product line that was introduced to the market a year ago and we have experienced some growth in the dollar store segment as well."

"We successfully completed factory consolidations during the first quarter in both our Refrigerated Solutions and Cooking Solutions Groups, which we believe will deliver approximately $1.5 million of annual savings,"[1] added Fix. "The consolidation savings will begin to have an impact during the second quarter and will be fully in effect by the end of the fiscal year. During the quarter, we continued to introduce price increases to the market on several of our product lines and have been able to negotiate more favorable metal prices. We expect the price increases and metal commodity cost reduction activities to begin to favorably impact the Food Service Equipment Group in the second quarter."[1]

"Looking forward, our Food Service Equipment Group will continue to focus on driving growth in both top line sales and improving operating margins," said Fix. "We continue to expect that the combination of improved pricing, moderating commodity costs, completed factory consolidations and other cost reduction activities will assist us in achieving these objectives."[1]

The **Engraving Group's** sales increased 5.1% year-over-year, with a 1.5% decrease in operating income.

"Although the Standex Engraving Group performed well in the first quarter, the group's financial results were negatively affected by a difficult comparison, which was the result of an exceptionally strong performance from our North American mold texturizing business in the prior year," said Fix. "Our mold texturizing operations in Europe, China and India delivered strong growth in both sales and profitability. Our roll engraving and machinery business remained soft in the first quarter, reflecting the continuing impact of the recession on the building products sector. However, quotation activity for engraved rollers and machines continued to improve in the quarter, and we booked our first orders related to the new cigarette package labeling requirements that will soon take effect in Canada. Similar new packaging requirements are expected to be implemented in the US and South America in the future, and that should lead to more sales opportunities for the group."[1]

"Looking forward, our North American mold texturizing business is well-positioned with a number of near-term platform launches under way," said Fix. "We continue to see solid demand for our mold texturizing services, particularly in China and India. In addition, during the quarter, we opened a mold texturizing operation as part of our existing facility in Brazil, which is the world's fourth-largest automotive market, and we are encouraged by our South American customers' positive response to this initiative. We have also committed to opening a fourth facility in China to be located in the Fujian province, which will commence operating during the second half of the fiscal year. This facility will be focused on providing texturizing services to manufacturers' of television and electronic products."

Engineering Technologies Group sales increased 16.8% year-over-year, with a 13.5% decrease in operating income.

"The Metal Spinners business we acquired in fiscal 2011 was responsible for the double-digit year-over-year sales growth we reported in our Engineering Technologies segment for the quarter," Fix said. "As we expected, sales in energy-related markets declined from the first quarter last year, primarily due to an inventory correction implemented by one of our major OEM customers. Based on forecast information from this customer, we continue to expect our energy business to return to more normal sales levels in the second half of fiscal 2012.[1] Aerospace sales also were down in the quarter reflecting the lumpy nature of project sales in this segment. We still expect to experience good aerospace sales during the fiscal year."[1]

"Operating income for the group was down versus the prior year," added Fix. "Because sales in our legacy Spincraft energy and aerospace business were down year over year, this negatively impacted year-over-year operating income performance for this business unit. The profit generated at Metal Spinners only partially offset the lower profitability in the legacy Spincraft business unit."

"Looking ahead near term, we have a solid new business pipeline in the oil and gas, aviation and space sectors, and we expect to benefit from several projects in fiscal 2012,"[1] said Fix. "In addition, our presence on the Delta IV and Atlas V heavy lift platforms positions our aerospace business to participate in near-term unmanned space flight opportunities. Longer term, we have the potential to play an important role in providing hardware for the heavy-lift launch vehicle component of the 'Space Launch System,' NASA's proposed manned space flight platform, and we have a number of development programs underway to pursue this emerging opportunity."[1]

The **Electronics and Hydraulics Group** reported 11.8% year-over-year sales growth, with operating income increasing 13.2%.

"First-quarter sales in our Electronics segment were down slightly, but the strong performance of our Hydraulics business led to double-digit year-over-year growth in sales for the group as a whole," said Fix. "The consistent top line growth that our Electronics business posted during the past 18 months was interrupted this quarter, primarily as a result of lower sales of reed switches to China and Asia Pacific customers and magnetics to certain large OEM customers. Our Hydraulics business delivered strong top line results, benefitting from solid demand from North American dump trailer OEM's, new demand from refuse vehicle OEM's and growth in sales to Latin America and Asia Pacific customers."

"Operating profit in Electronics was up year-over-year, reflecting our recent product price increases as well as ongoing operating cost reductions," said Fix. "Profitability at our Hydraulics business did not fully benefit from the increased sales volume as our results were negatively impacted by inefficiencies associated with a new product launch at our US facility, which have since been resolved, and unfavorable product mix. We are taking action at Hydraulics to implement selective price increases to improve profit leverage at this unit.[1] Looking ahead, our strong new product and new business pipelines in Electronics and Hydraulics position the group for continuing solid performance as fiscal 2012 unfolds."[1]

Air Distribution Products Group ("ADP") sales increased 11.6% from the same period last year, and the business reported operating income of $0.5 million in the quarter.

"ADP delivered its third consecutive quarter of year-over-year sales growth amid ongoing weakness in the housing sector, and more importantly, the Group returned to profitability," Fix said. "This top-line growth was primarily driven by the success of our recent pricing initiatives, as well as the market's positive response to the new products we have introduced over the past several quarters. At the same time, we continued to reduce ADP's cost structure, while commodity metal prices stabilized and in some cases showed signs of softening. As a result, ADP posted its first positive operating income since the first quarter of fiscal 2010. Looking forward, we believe the success of ADP's strategy to drive growth and improve operational performance positions the business to realize top- and bottom-line benefits from even a modest eventual recovery in the housing market."[1]

Business Outlook

"We continue to be cautiously optimistic in our outlook for fiscal 2012,"[1] said Fix. "Our organic growth and product pricing initiatives are building positive top-line momentum across our businesses. In addition, more than three years of cost reduction, restructuring and productivity gains have improved the operating leverage in our business. During the same time we have focused on cash flow generation and debt reduction, and as a result, we have a very strong balance sheet in place today. Should there be a slowdown in global economic activity, Standex is better prepared for it than ever before in its history. We will continue to focus on evolving and maximizing the value of our overall portfolio of businesses according to our Focused Diversity strategy. Our recent acquisitions are performing well, and Standex has the balance sheet strength and liquidity to pursue similar promising opportunities in the future."

Conference Call Details

Standex will host a conference call for investors today, Thursday October 27, at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 88085806. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

[Standex International Corporation](#) is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineering Technologies Group, Engraving Group and Electronics and Hydraulics Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

[1] *Safe Harbor Language*

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the new residential construction market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of future acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2011, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended September 30,	
	2011	**2010**
Net sales	$174,693	$157,059
Cost of sales	118,706	105,997
Gross profit	55,987	51,062
Selling, general and administrative expenses	38,869	35,517
Gain on sale of real estate	-	(3,076)
Restructuring costs	597	981
Income from operations	16,521	17,640
Interest expense	472	709
Other (income) expense, net	(191)	12
Total	281	721
Income from continuing operations before income taxes	16,240	16,919
Provision for income taxes	4,124	5,392
Net income from continuing operations	12,116	11,527
Loss from discontinued operations, net of tax	(157)	(539)
Net income	$11,959	$10,988
Basic earnings per share:		
Income from continuing operations	$0.97	$0.92
Income (loss) from discontinued operations	(0.01)	(0.04)
Total	$0.96	$0.88
Diluted earnings per share:		
Income from continuing operations	$0.95	$0.90
Income (loss) from discontinued operations	(0.01)	(0.04)
Total	$0.94	$0.86

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Three Months Ended September 30,	
	2011	**2010**
Cash Flows from Operating Activities		
Net income	$11,959	$10,988
Income (loss) from discontinued operations	(157)	(539)
Income from continuing operations	12,116	11,527
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,670	3,347
Stock-based compensation	546	982
Non-cash portion of restructuring charges	39	374
(Gain) loss on sale of investments, real estate and equipment	-	(3,076)
Net changes in operating assets and liabilities	(21,409)	(4,739)
Net cash provided by (used for) operating activities - continuing operations	(5,038)	8,415
Net cash used for operating activities - discontinued operations	(399)	(276)
Net cash provided by (used for) operating activities	(5,437)	8,139
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(2,276)	(1,395)
Expenditures for acquisitions, net of cash acquired	-	(1,316)
Other investing activities	346	(1,147)
Proceeds from sale of real estate and equipment	38	4,645
Net cash provided by (used for) investing activities from continuing operations	(1,892)	787
Net cash provided by investing activities from discontinued operations	-	-
Net cash provided by (used for) investing activities	(1,892)	787
Cash Flows from Financing Activities		
Proceeds from borrowings	65,000	7,500
Payments of debt	(41,000)	(37,500)
Borrowings on short-term facilities (net)	1,725	-
Activity under share-based payment plans	89	86
Excess tax benefit from share-based payment activity	500	96
Cash dividends paid	(748)	(623)
Purchase of treasury stock	(3,361)	(839)
Net cash provided by (used for) financing activities from continuing operations	22,205	(31,280)
Net cash used for financing activities from discontinued operations	-	-
Net cash provided by (used for) financing activities	22,205	(31,280)
Effect of exchange rate changes on cash	(1,514)	1,317
Net changes in cash and cash equivalents	13,362	(21,037)
Cash and cash equivalents at beginning of year	14,407	33,630
Cash and cash equivalents at end of period	$27,769	$12,593

Standex International Corporation
Condensed Consolidated Balance Sheets

	September 30, 2011	June 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$27,769	$14,407
Accounts receivable, net	101,114	102,220
Inventories, net	91,052	83,578
Prepaid expenses and other current assets	8,419	7,729
Deferred tax asset	13,145	12,615
Total current assets	241,499	220,549
Property, plant, and equipment, net	95,747	96,334
Goodwill	115,020	117,373
Intangible assets, net	21,570	22,554
Other non-current assets	17,851	18,095
Total non-current assets	250,188	254,356
Total assets	$491,687	$474,905
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$3,525	$1,800
Current portion of long-term debt	73,800	3,300
Accounts payable	63,140	72,795
Accrued liabilities	45,329	45,652
Income taxes payable	2,654	3,404
Current liabilities – discontinued operations	1,015	1,186
Total current liabilities	189,463	128,137
Long-term debt	-	46,500
Accrued pension and other non-current liabilities	53,543	54,655
Total non-current liabilities	53,543	101,155
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	32,207	33,228
Retained earnings	488,916	477,726
Accumulated other comprehensive loss	(51,547)	(44,928)
Treasury shares	(262,871)	(262,389)
Total stockholders' equity	248,681	245,613
Total liabilities and stockholders' equity	$491,687	$474,905

Standex International Corporation
Selected Segment Data

	Three Months Ended September 30,	
	2011	**2010**
Net Sales		
Food Service Equipment	$104,207	$93,317
Air Distribution Products	15,387	13,783
Engraving	21,698	20,638
Engineering Technologies	14,638	12,537
Electronics and Hydraulics	18,763	16,784
Total	$174,693	$157,059
Income from operations		
Food Service Equipment	$12,406	$11,184
Air Distribution Products	482	(455)
Engraving	3,877	3,937
Engineering Technologies	2,579	2,980
Electronics and Hydraulics	2,773	2,450
Corporate	(4,999)	(4,551)
Total	$17,118	$15,545

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended September 30,		
	2011	**2010**	**% Change**
Adjusted income from operations and adjusted net income from continuing operations:			
Income from operations, as reported	$16,521	$17,640	-6.3%
Adjustments:			
Restructuring charges	597	981	
Acquisition Costs	-	170	
Gain on sale of real estate	-	(3,076)	
Adjusted income from operations	$17,118	$15,715	8.9%
Interest and other expenses	(281)	(721)	
Provision for income taxes	(4,124)	(5,392)	
Discrete tax items	(530)	-	
Tax impact of above adjustments	(206)	702	
Net income from continuing operations, as adjusted	$11,977	$10,304	16.2%
EBITDA and Adjusted EBITDA:			
Income from continuing operations before income taxes, as reported	$16,240	$16,919	
Add back:			
Interest expense	472	709	
Depreciation and amortization	3,670	3,347	
EBITDA	$20,382	$20,975	-2.8%
Adjustments:			
Restructuring charges	597	981	
Acquisition Costs	-	170	
Gain on sale of real estate	-	(3,076)	
Adjusted EBITDA	$20,979	$19,050	10.1%
Free operating cash flow:			
Net cash provided by operating activities, as reported	$(5,437)	$8,139	
Less: Capital Expenditures	(2,276)	(1,395)	
Free operating cash flow	$(7,713)	$6,744	
Net income	11,959	10,988	
Conversion of free operating cash flow	NM	61.4%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended September 30,		
	2011	2010	% Change
Adjusted income from operations and adjusted net income from continuing operations:			
Diluted earnings per share from continuing operations, as reported	$0.95	$0.90	5.6%
Adjustments:			
Restructuring charges	0.03	0.05	
Acquisition Costs	-	0.01	
Gain on sale of real estate	-	(0.15)	
Discrete tax items	(0.04)	-	
Diluted earnings per share from continuing operations, as adjusted	$0.94	$0.81	16.0%